Exhibit 99.1

Dear Shareholders,

I am pleased to inform you that the Annual General Meeting of Shareholders of Globant S.A. (the ‘‘Company’’) will be held on April 3, 2020 at 16.00 Luxembourg Time, at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg). Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders for the purpose of approving an increase and an extension of the duration of the authorized capital of the Company, as well as certain amendments to its articles of association, as more fully described in the agenda of that meeting.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended December 31, 2019 must be submitted to shareholders on a consolidated basis under international financial reporting standards as endorsed by the European Union (“EU IFRS”) and on an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg (‘‘Luxembourg GAAP’’). Further, because the Company's common shares are listed and admitted to trading in the New York Stock Exchange, the accounts for the financial year ended December 31, 2019 have also been prepared on a consolidated basis in accordance with international financial reporting standards (‘‘IFRS’).

Enclosed with this mailing are the convening notice to the Annual General Meeting and the Extraordinary General Meeting of Shareholders and a proxy card relating thereto. If you hold your shares directly in your name in the shareholders’ register kept by the Company's transfer agent, please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting and the Extraordinary General Meeting of Shareholders. If you hold your shares through a brokerage account, please promptly submit your votes as instructed by your broker.

I recommend you vote as suggested by respectively the Board of Directors, the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee of the Company. All voting recommendations made by the Board of Directors and/or the Committees are set forth in the enclosed convening notice under each item of the agenda.

Sincerely,

/s/ Martin Migoya

Martin Migoya

Chairman of the Board of Directors

March 9, 2020.

GLOBANT S.A.

société anonyme

37A, avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

(the “Company”)

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 3, 2020 AT THE REGISTERED OFFICE OF THE COMPANY.

Dear Shareholders,

The Board of Directors of the Company (the “Board of Directors”) is pleased to invite you to attend the Annual General Meeting of Shareholders of the Company to be held on April 3, 2020, at 16.00 Luxembourg Time, at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg).

Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders at the same location.

The agendas of the meetings are the following:

AGENDA OF THE ANNUAL GENERAL MEETING, PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2019 and on the annual accounts of the Company for the financial year ended on December 31, 2019.

No vote is required on this item of the agenda.

2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2019.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended December 31, 2019.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s consolidated accounts under EU IFRS and IFRS as of December 31, 2019, after due consideration of the management report and the independent auditor report on each of such consolidated accounts.

3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2019.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2019.”

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Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s annual accounts as of December 31, 2019, after due consideration of the management report and the report from the independent auditor on such annual accounts.

4. Allocation of results for the financial year ended December 31, 2019.

Draft resolution (Resolution III)

“The general meeting acknowledges that the Company has made a profit of USD 8,808,229.76 during the financial year ended December 31, 2019 and resolves to allocate an amount of USD 440,411.49 to the legal reserve and the remaining amount of USD 8,367,818.27 to be carried forward to the following financial year”.

Recommendation:

The Board of Directors notes that, at a consolidated level the Company has made a gain of USD54,014,564 as shown in its consolidated financial statements for the financial year ended on December 31 2019 and further notes that during the same period, at an individual (stand-alone) level the Company has made a gain of USD 8,808,229.76, as shown in its Annual Accounts.

Considering that, under Luxembourg law, at least 5% of the Company’s net (stand-alone) profits per year must be allocated to the creation of a legal reserve, until such reserve has reached an amount equal to 10% of our issued share capital, the Board of Directors recommends to the Annual General Meeting of Shareholders a vote FOR the allocation of an amount equal to 5% of the net (stand-alone) profits from the 2019 fiscal year to the Company's legal reserve as set forth below:

Result of the financial year	USD	8,808,229.76
Allocation to the legal reserve	USD	440,411.49
Distribution of dividends	/	/
Result to be carried forward to the following financial year	USD	8,367,818.27

5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2019.

Draft resolution (Resolution IV)

“The general meeting grants full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2019.”

Recommendation:

In accordance with applicable Luxembourg law and regulations, the Corporate Governance and Nominating Committee recommends that, upon approval of the Company’s annual accounts as of December 31, 2019, all directors who were members of the Board of Directors during the financial year ended December 31, 2019, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Corporate Governance and Nominating Committee recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2019.

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6. Approval of the cash and share based compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2020.

Draft resolutions (Resolution V)

“The general meeting approves the following mix of cash and share based compensation payable to the non-executive members of the board of directors for the financial year 2020:

Name	Cash Compensation	Share Based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share Based)
Mrs. Linda Rottenberg	USD 100,000	USD 100,000	USD 200,000
Mr. Richard Haythornthwaite	USD 100,000	USD 100,000	USD 200,000
Mr. Mario Vazquez	USD 100,000	USD 100,000	USD 200,000
Mr. Philip Odeen	USD 100,000	USD 100,000	USD 200,000
Mr. Marcos Galperin	USD 100,000	USD 100,000	USD 200,000
Mr. Francisco Alvarez-Demalde	USD 100,000	USD 100,000	USD 200,000
Total	USD 600,000	USD 600,000	USD 1,200,000

Where share based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan, payment of each of the awards vesting 100% at the first anniversary of the date of grant, which payment shall not be subject to continued service on the Company's board of directors for vesting to occur and not tied to performance requirements.”

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

After careful review and consideration, the Compensation Committee proposes to pay the following mix of cash and share based compensation, in the aggregate amount of one million two hundred thousand US dollars (USD 1,200,000), to the non-executive directors of the Company with respect to their duties and responsibilities as directors of the Company for the financial year which will end on December 31, 2020:

Name	Cash Compensation	Share Based Compensation	Total Annual Compensation (Cash + Share Based)
Mrs. Linda Rottenberg	USD 100,000	USD 100,000	USD 200,000
Mr. Richard Haythornthwaite	USD 100,000	USD 100,000	USD 200,000
Mr. Mario Vazquez	USD 100,000	USD 100,000	USD 200,000
Mr. Philip Odeen	USD 100,000	USD 100,000	USD 200,000
Mr. Marcos Galperin	USD 100,000	USD 100,000	USD 200,000
Mr. Francisco Alvarez-Demalde	USD 100,000	USD 100,000	USD 200,000
Total	USD 600,000	USD 600,000	USD 1,200,000

Where share based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan, payment of each of the awards vesting 100% at the first anniversary of the date of grant, which payment shall not be subject to continued service on the Company's Board of Directors for vesting to occur and not tied to performance requirements.

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The Compensation Committee notes that the proposed cash and share based compensation to be paid during the 2020 financial year cover the full amount of cash and share based compensation to be paid to non-executive directors for the period commencing after the approval thereof by the annual general meeting of shareholders, and up to the date of the annual general meeting of shareholders to be held in 2021 to resolve on the approval of the annual accounts of the Company for the financial year ending on December 31, 2020.

Payments of the proposed cash compensation to non-executive directors as well as grants of equity awards up to the maximum share based compensation approved by the annual general meeting shall be completed in quarterly installments during the aforementioned period. In the event a non-executive director steps down from the Board of Directors at any time before the next annual general meeting any quarterly payments and/or grants due after their departure shall be forfeited and the Company shall be entitled to offer them to a replacement non-executive director.

The Compensation Committee has considered that the Company recruits its non-executive directors from a global pool of seasoned candidates with prior experience serving on the board of directors of other public companies, including companies within the IT and software development fields. In this regard, the Compensation Committee believes that, pursuant to a benchmark analysis conducted by the Company, the mix of cash and share based compensation proposed is reasonable and within a range of compensation arrangements of other non-executive board members of comparably-sized companies listed on the New York Stock Exchange.

The Compensation Committee has also considered that U.S. companies commonly issue share based compensation to non-executive directors, and the Company, which is listed on the New York Stock Exchange, has adopted this approach to better reflect U.S. market practice.

In addition, the Compensation Committee believes that payment of a portion of their compensation to our non-executive directors in the form of restricted stock units not only serves as a recruiting and incentive instrument, but also acts to strengthen the alignment of the interests of the non-executive directors and the interests of the Company’s shareholders, by motivating participants to focus on shareholder value and returns.

The Compensation Committee proposes that the share based compensation has a short vesting period so as to emulate a cash payment, and therefore avoid any concern relative to performance requirements or post-retirement benefits if such vesting period is longer, which aligns with best market practice recommendations in this respect. Likewise, in accordance with certain best market practice recommendations, the Compensation Committee proposes that payment of the share based compensation to non-executive directors shall not be subject to continuing service on the Board of Directors for payment to occur and not tied to performance requirements either.

None of our executive officers who are also members of our Board of Directors shall receive cash or share based compensation for his service as a member of the Board of Directors and, under Luxembourg law, executive compensation not related to directors’ duties is not subject to shareholder approval. As a consequence, shareholder approval is not being sought in that respect.

After careful review and consideration, the Compensation Committee recommends a vote FOR the proposed cash and share based compensation to the non-executive members of the Board of Directors for the financial year ending on December 31, 2020.

7. Appointment of PricewaterhouseCoopers, Société coopérative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2020.

Draft resolution (Resolution VI)

“The general meeting appoints PricewaterhouseCoopers, Société coopérative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending December 31, 2020 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.”

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Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

The Audit Committee reviewed the current external auditor's performance and ongoing independence and concluded that, after ten years of service by such external auditor, the external audit process has operated effectively and independently. However, in line with EU law and corporate governance best practice regarding auditor rotation, the Audit Committee decided to change the external audit firm to PricewaterhouseCoopers, Société coopérative (“PwC”). PwC was appointed following a thorough study by management of major international audit firms, which was overseen by the Chairman of the Audit Committee, who, together with management, determined that PwC offered the highest level of expertise and professionalism among the considered firms.

The Audit Committee recommends a vote FOR the appointment of PricewaterhouseCoopers, Société coopérative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2020 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.

8. Appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2020.

Draft resolution (Resolution VII)

“The general meeting appoints Price Waterhouse & Co. S.R.L., as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2020 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

The Audit Committee reviewed the current external auditor's performance and ongoing independence and concluded that, after ten years of service by such external auditor, the external audit process has operated effectively and independently. However, in line with EU law and corporate governance best practice regarding auditor rotation, the Audit Committee decided to change the external audit firm to Price Waterhouse & Co. S.R.L. (“PwC & Co.”). PwC & Co. was appointed following a thorough study by management of major international audit firms, which was overseen by the Chairman of the Audit Committee, who, together with management, determined that PwC & Co. offered the highest level of expertise and professionalism among the considered firms.

The Audit Committee of the Company recommends a vote FOR the appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2020 for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.

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9. Re-appointment of Mr. Martín Gonzalo Umaran as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2023.

Draft resolution (Resolution VIII)

“The general meeting re-appoints Mr. Martin Gonzalo Umaran as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2023.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, as well as reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election.

The Corporate Governance and Nominating Committee notes that Mr. Umaran, in addition to being one of the founders of the Company and current Chief of Staff, brings strong and invaluable experience to the Board of Directors. His deep knowledge, perspective and operational expertise in the technology services industry, accompanied by his numerous contributions over the years, helps fulfills the appropriate strategic oversight attributes we seek from members of our Board of Directors.

Martin Gonzalo Umaran

Mr. Umaran has served as a member of our Board of Directors since 2012 as well as Chief of Staff since 2013. As Chief of Staff, Mr. Umaran is responsible for coordinating our back office activities, supporting executives in daily projects and acting as a liaison to our senior management. He is also responsible for our mergers and acquisitions process and for strategic initiatives. From 2005 to 2012, he served as Globant’s Chief Operations Officer and Chief Corporate Business Officer, and was in charge of managing our delivery teams and projects. Together with the three other Globant co-founders, Mr. Umaran was selected as an Endeavor Entrepreneur in 2005. Mr. Umaran holds a degree in mechanical engineering from Universidad Nacional de La Plata (UNLP).

After careful review of the merits of Mr. Umaran, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Umaran as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2023.

10. Re-appointment of Mr. Guibert Andrés Englebienne as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2023.

Draft resolution (Resolution IX)

“The general meeting re-appoints Mr. Guibert Andrés Englebienne as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2023.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

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In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, as well as reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election.

The Corporate Governance and Nominating Committee notes that Mr. Guibert Andrés Englebienne, in addition to being one of the founders of the Company, and currently serving as the Company’s Chief Technology Officer, brings indispensable experience to the Board of Directors. His intimate familiarity with our company in conjunction with his perspective, and operational expertise in the technology services industry continues to provide the Board of Directors with a vital skill set and experience.

Guibert Andrés Englebienne

Mr. Englebienne has served as a member of our Board of Directors and as Chief Technology Officer since 2003. He is also one of Globant’s co-founders. Prior to co-founding Globant, Mr. Englebienne worked as a scientific researcher at IBM and, later, as head of technology for CallNow.com Inc. As Globant’s Chief Technology Officer, Mr. Englebienne is the head of our Technology department and our Premier League, an elite team of Globers whose mission is to foster innovation by cross-pollinating their deep knowledge of emerging technologies and related market trends across our Studios and among our Globers. Together with the three other Globant co-founders, Mr. Englebienne was selected as an Endeavor Entrepreneur in 2005. In addition to his responsibilities at Globant, Mr. Englebienne is President of Endeavor Argentina. In 2011, he was included in Globalization Today’s “Powerful 25” list. Mr. Englebienne holds a bachelor’s degree in Computer Science and Software Engineering from the Universidad Nacional del Centro de la Provincia de Buenos Aires in Argentina.

After careful review of the merits of Mr. Englebienne, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Englebienne as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2023.

11. Re-appointment of Mrs. Linda Rottenberg as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2023.

Draft resolution (Resolution X)

“The general meeting re-appoints Mrs. Linda Rottenberg as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2023.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, as well as reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election.

The Corporate Governance and Nominating Committee notes that Mrs. Linda Rottenberg is qualified to serve on our Board of Directors due to her knowledge and experience in the technology industry and her experience as an entrepreneur, as well as director and CEO of other companies.

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Linda Rottenberg

Mrs. Rottenberg has served as a member of our Board of Directors since 2017. She is the Co-Founder and Chief Executive Officer of Endeavor Global, Inc., a leader of the global high impact entrepreneurship movement, operating in 40 markets around the world. She also oversees Endeavor Catalyst Funds, which currently has over $220 million of assets under management, and coinvests in Endeavor Entrepreneurs to raise outside capital. Ms. Rottenberg serves as board director of a leading bandwidth infrastructure company (NYSE: ZAYO), and an online ordering platform (OLO). In addition, she has served on two public company audit committees through SOX compliance and has helped companies achieve global expansion while maintaining an entrepreneurial culture. A graduate of Harvard College, and Yale Law School, Ms. Rottenberg has been named among TIME’s “Innovators for the 21st century’ and U.S. News and World Report’s “America’s Best Leaders”. In 2018, she received the Heinz Award in Technology, the Economy and Employment.

After careful review of the merits of Mrs. Rottenberg, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mrs. Rottenberg as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2023.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING, PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Decision to increase the authorized capital of the Company, excluding the Company's share capital, to the amount of eight million seven hundred two thousand four hundred ninety-seven US dollars and twenty cents (USD 8,702,497.20), represented by seven million two hundred fifty-two thousand eighty-one (7,252,081) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each, including authorization of the Board of Directors to waive, suppress or limit any pre-emptive subscription rights of existing shareholders for any issue or issues of common shares within the scope of the Company’s authorized capital during a period of five (5) years starting from the date of the Extraordinary General Meeting of Shareholders, and subsequent amendment of articles 6.1 and 6.2 of the articles of association.

Draft resolution (Resolution I)

“Having heard the report of the board of directors prepared in accordance with Article 420-26 (5) of the Law of 10 August 1915 on commercial companies, as amended (a copy of which shall remain attached to the present deed to be registered therewith), the general meeting resolves to increase the amount of the authorized share capital of the Company to the amount of eight million seven hundred two thousand four hundred ninety-seven US dollars and twenty cents (USD 8,702,497.20), represented by seven million two hundred fifty-two thousand eighty-one (7,252,081) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each.

The general meeting further resolves that the board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of this extraordinary general meeting of shareholders held on 3 April 2020 and ending on the fifth (5th) anniversary of the date of this meeting. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium).

For the purpose of the above, the general meeting expressly authorizes the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board of directors deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized share capital.

Finally, the general meeting resolves to amend articles 6.1 and 6.2 of the articles of association of the Company so that they shall read as follows:

6.1       The Company’s authorized capital, excluding the Company's share capital, is set at eight million seven hundred two thousand four hundred ninety-seven US dollars and twenty cents (USD 8,702,497.20), consisting in seven million two hundred fifty-two thousand eighty-one (7,252,081) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) per common share.

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6.2       The board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of the extraordinary general meeting of shareholders held on 3 April 2020 and ending on the fifth (5th) anniversary of the date of the extraordinary general meeting of shareholders held on 3 April 2020. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium). The general meeting has authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized (un-issued) share capital. This authorization may be renewed, amended or extended by resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association. Upon an issue of shares within the authorized share capital, the board shall have the present articles of association amended accordingly.”

Recommendation

The Board of Directors recommends a vote FOR the approval of the increase of the Company’s authorized capital and the extension of its duration. The reasons and justification for the proposed increase of the authorized capital of the Company are detailed in the report of the Board of Directors prepared in accordance with Article 420-26 (5) of the law of 10 August 1915 on commercial companies, as amended (the “Companies Law”) (the “Report of Authorized Capital”).

In particular, the Board of Directors notes that, from the existing authorized capital at the date of issuing the Report of Authorized Capital, which consisted of five million two hundred thirty-seven thousand two hundred thirty-one (5,237,231) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) per common share, only a small portion of one million two hundred ninety-five thousand one hundred fifty-four (1,295,154) common shares are currently available, while the remaining amount of common shares within the authorized capital are already reserved to be delivered as deferred consideration for past acquisitions as well as to be used as long term incentives of the Company’s management, pursuant to the terms and under the Company’s 2014 Equity Incentive Plan.

Accordingly, the Board of Directors considers it convenient to increase the authorized capital available, as otherwise the portion of the authorized capital currently available will not be sufficient for the Board of Directors to retain enough flexibility to satisfy the needs set forth in the Report of Authorized Capital. Specifically, the Board of Directors deems it convenient to have sufficient authorized capital available in case the Company needs to raise capital on short notice, in situations that prevent the Company from calling a specific general meeting in order for shareholders to approve a specific capital raising, or would otherwise not be beneficial from a commercial stand point to do so.

In this respect, the Board of Directors would like to note that many of the Company’s current shareholders are of the view that the Board of Directors should use the authorized share capital for investment purposes, leveraging on the positive financial performance of the Company and its business, all of which has had a positive impact in the Company’s market price of its common shares. Therefore, the Board of Directors proposes the above increase of the Company’s authorized capital as an item of the agenda for this extraordinary general meeting, to be voted on by its shareholders for approval.

2. Decision to amend article 10.2 of the articles of association of the Company so that it shall read as follows:

“10.2 The general meeting of shareholders must be convened by the board of directors, upon request in written indicating the agenda, addressed to the board of directors by one or several shareholders representing at least ten percent (10%) of the Company's issued share capital. In such case, a general meeting of shareholders must be convened and shall be held within a period of one (1) month from receipt of such request. Shareholder(s) holding at least ten percent (10%) of the Company's issued share capital may request the addition of one or several items to the agenda of any general meeting of shareholders. Such request must be received at the Company's registered office by registered mail at least five (5) days before the date of such meeting, in which case, the board of directors shall be entitled to adjourn the meeting in accordance pursuant to the terms of article 13 of these articles of association.”

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Draft resolution (Resolution II)

“The general meeting resolves to amend article 10.2 of the articles of association so that it shall read as follows:

“10.2 The general meeting of shareholders must be convened by the board of directors, upon request in written indicating the agenda, addressed to the board of directors by one or several shareholders representing at least ten percent (10%) of the Company's issued share capital. In such case, a general meeting of shareholders must be convened and shall be held within a period of one (1) month from receipt of such request. Shareholder(s) holding at least ten percent (10%) of the Company's issued share capital may request the addition of one or several items to the agenda of any general meeting of shareholders. Such request must be received at the Company's registered office by registered mail at least five (5) days before the date of such meeting, in which case, the board of directors shall be entitled to adjourn the meeting in accordance pursuant to the terms of article 13 of these articles of association.””

Recommendation

In accordance with its charter, the Corporate Governance and Nominating Committee is tasked with, among other functions, the review of the adequacy of the articles of association of the Company and the recommendation, as conditions dictate, of amendments to the articles of association for consideration by the shareholders.

In this respect, the Corporate Governance and Nominating Committee notes that an amendment to the Company’s articles of association is necessary in order to correctly reflect the provisions of the Companies Law, which governs the affairs of the Company being it a Luxembourg entity. The Corporate Governance and Nominating Committee notes that the current language of the articles of association reflect the terms of the law of 24 May 2011 on the exercise of certain rights of shareholders in listed companies, as amended (the “Shareholders’ Rights Law”), which is no longer applicable to the Company since July 31, 2019, when the Company’s request to voluntary delist its common shares from the Official List of the Luxembourg Stock Exchange became effective (the “Delisting Effective Date”). Consequently, the Corporate Governance and Nominating Committee notes that the purpose of the proposed amendment is to revert to the previous version of the articles of association in order to follow the provisions of the Companies Law now applicable to the Company.

Pursuant to the Companies Law, the addition of one or several items to the agenda of any general meeting of shareholders can be requested to the Board of Directors by any shareholder(s) holding at least ten percent (10%) of a company's issued share capital, which request must be received at such company's registered office by registered mail at least five (5) days before the date of the corresponding meeting.

Therefore, the Corporate Governance and Nominating Committee proposes to amend article 10.2 of the Company’s articles of association in order to incorporate the foregoing terms, and to allow the Board of Directors, in the event any shareholder communicates its request to add a new item to the agenda of an already convened meeting, to adjourn the relevant meeting of shareholders in order to facilitate an additional timeframe for all shareholders of the Company to vote on such proposed items.

Accordingly, after careful review and consideration, the Corporate Governance and Nominating Committee recommends a vote FOR the amendment of article 10.2 of the articles of association of the Company so that it shall read as indicated in the Agenda for this Extraordinary General Meeting.

3. Decision to amend article 10.8 of the articles of association of the Company so that it shall read as follows:

“10.8 Any shareholder, Holder or Depositary, as the case may be, who wishes to attend the general meeting must inform the Company thereof no later than on the third business day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by the board of directors in the convening notice. In case of common shares held through the operator of a securities settlement system or with a Depositary designated by such Depositary, a holder of common shares wishing to attend a general meeting of shareholders should receive from such operator or Depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to the Company no later than three (3) business days prior to the date of such general meeting. If the shareholder votes by means of a proxy, the proxy shall be deposited at the registered office of the Company or with any agent of the Company, duly authorized to receive such proxies, at the same time. The board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.”

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Draft resolution (Resolution III)

“The general meeting resolves to amend article 10.8 of the articles of association so that it shall read as follows:

“10.8 Any shareholder, Holder or Depositary, as the case may be, who wishes to attend the general meeting must inform the Company thereof no later than on the third business day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by the board of directors in the convening notice. In case of common shares held through the operator of a securities settlement system or with a Depositary designated by such Depositary, a holder of common shares wishing to attend a general meeting of shareholders should receive from such operator or Depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to the Company no later than three (3) business days prior to the date of such general meeting. If the shareholder votes by means of a proxy, the proxy shall be deposited at the registered office of the Company or with any agent of the Company, duly authorized to receive such proxies, at the same time. The board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.””

Recommendation

In accordance with its charter, the Corporate Governance and Nominating Committee is tasked with, among other functions, the review of the adequacy of the articles of association of the Company and the recommendation, as conditions dictate, of amendments to the articles of association for consideration by the shareholders.

The Corporate Governance and Nominating Committee notes that, since the Delisting Effective Date, the Shareholders’ Rights Law is no longer applicable to the Company.

Accordingly, it is no longer mandatory for the Company to keep the fixed term set forth in the Company’s articles of association, requiring all shareholders who intend to participate of a shareholders meeting in person to communicate their attendance to the Company at least fourteen business days in advance of such meeting.

Therefore, the Corporate Governance and Nominating Committee proposes to amend article 10.8 of the Company’s articles of association in order to allow all shareholders who intend to participate of a shareholders meeting in person to communicate their attendance to the Company up to the last day to receive votes, which is set on the third business day prior to the relevant general meeting.

The Corporate Governance and Nominating Committee would like to emphasize that the purpose of this amendment is to give additional flexibility to all shareholders of the Company who intend to participate in a shareholders meeting in person, extending the timeframe to confirm their assistance from fourteen days to three business days in advance to the relevant meeting.

Accordingly, after careful review and consideration, the Corporate Governance and Nominating Committee recommends a vote FOR the amendment of article 10.8 of the articles of association of the Company so that it shall read as indicated in the Agenda for this Extraordinary General Meeting.

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The Annual General Meeting and the Extraordinary General Meeting of Shareholders (together, the “Meetings”) shall be conducted in conformity with the voting requirements of the Companies Law, and the Company’s Articles of Association.

Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Annual General Meeting.

The Extraordinary General Meeting will validly deliberate on the resolution on its agenda provided that a quorum of 50% of the Company’s issued share capital is present or represented. The resolutions will be validly adopted by at least two-thirds of the votes validly cast in favor by the shareholders present or represented. If the aforementioned quorum is not met, the Extraordinary General Meeting may be reconvened by the Board of Directors and at the reconvened meeting no quorum will be required.

Right to Amend the Content of the Agenda

Pursuant to the Company’s Articles of Association shareholders holding at least five percent (5%) of the Company’s issued share capital may request the adjunction of one or several items to the agenda of the Meetings, provided that the request is accompanied by a justification of or draft resolution(s). Such request and justification of or draft resolution(s) must be received at the Company’s registered office by registered letter (to the attention of the Board of Directors, 37A, avenue J.F. Kennedy L-1855 Luxembourg) or by e-mail (to: gcoffice@globant.com) at the latest on the twenty-second (22nd) day prior to the date of the relevant Meetings, i.e. on March 12, 2020. The request shall be further accompanied by a certificate evidencing the shareholding of such shareholder(s) on the Record Date and the mailing address or e-mail address of the shareholder which the Company may use in order to deliver the acknowledgment of receipt of such request.

Share Capital of the Company

On the date of this Convening Notice, the Company has thirty-seven million one hundred sixty-five thousand seven hundred fifty-six (37,165,756) common shares, of which one hundred thirty-eight thousand one hundred fifty-two (138,152) are treasury shares held by us. Each common share is entitled to one vote.

Right to Participate in the Meetings

Any shareholder who holds one or more common shares(s) of the Company on March 9, 2020, at 24.00 (midnight) Luxembourg time (the “Record Date”) and registers for the Meetings (please see below section “Procedures for Attending the Meetings, Voting by Proxy and/or Submitting Votes”) and provides the certificate specified below, shall be admitted to the Meetings and may attend the Meetings in person or vote by proxy.

Documents

Documents and information required by law, including, amongst others, copies of the consolidated accounts of the Company for the financial year ended December 31, 2019 and the Company’s annual accounts for the financial year ended December 31, 2019, together with the relevant management reports and audit reports, as well as the report of the Board of Directors prepared in accordance with articles 420-26 (5) of the Companies Law and draft of the updated articles of association of the Company showing the amendments to be adopted at the Extraordinary General Meeting of Shareholders, are made available for an uninterrupted period between the date of the publication of this convening notice and the date of the Meetings, in the investors section on the Company’s website, www.globant.com. They may also be obtained free of charge at the Company’s registered office in Luxembourg. Upon request to gcoffice@globant.com copies of the afore-mentioned documents will be mailed to the shareholders.

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Procedures for Attending the Meetings, Voting by Proxy and/or Submitting Votes

All shareholders wishing to participate in person or by voting through a proxyholder in the Meetings shall notify the Company thereof at the latest on March 20, 2020, in writing by mail or by e-mail.

Any shareholder and/or proxy holder participating in the Meetings in person shall carry proof of identity at the Meetings.

Shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) should request from their operator or depositary or sub-depositary a certificate certifying the number of common shares recorded in their account on the Record Date.

In addition to the aforementioned notification, to participate and vote in the Meetings, such shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) shall submit a copy of the certificate via their custodian bank by mail or by e-mail to the Company at the latest on March 31, 2020, at 24.00 (midnight) Luxembourg Time.

-	Attending the Meetings

If you wish to attend the Meetings you must notify the Company thereof no later than on March 20, 2020. Shareholders need not be present at the Meetings in person, they may appoint a proxyholder. Such appointment shall be made in writing and it shall be notified to the Company no later than 24.00 (midnight) Luxembourg Time on March 31, 2020, at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings, on behalf of such entity must present evidence of their authority to attend and vote at the Meetings, by means of a proper document (such as a special power-of-attorney) issued by the entity represented. A copy of such power-of-attorney or other proper document should be filed not later than 24.00 (midnight) Luxembourg Time on March 31, 2020, at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

37A, avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

Attention: Sol Mariel Noello

Email: gcoffice@globant.com

-	Voting by Ballot Paper.

To vote by ballot paper, holders of common shares (other than through a brokerage account) must complete ballot papers. If you hold your shares in your name directly at the books and records of the Company's transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you must complete a ballot paper in order to vote your common shares. In order for the votes to count, ballot papers must be received by AST at the return address or email indicated on the ballot papers, no later than 24.00 (midnight) Luxembourg Time on March 31, 2020.

-	Submitting Votes through a Broker.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares. In order for the votes to count, votes shall be received by AST before 24.00 (midnight) Luxembourg Time on March 31, 2020.

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Yours faithfully,

For the Board of Directors of the Company

/s/ Martin Migoya

Martin Migoya

Title: Chairman of the Board of Directors

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ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GLOBANT S.A. April 3, 2020 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The convening notice and proxy card are available at www.globant.com Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. The undersigned acknowledges receipt of the Convening Notice from the Company in advance of the execution of this proxy. 1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2019 and on the annual accounts of the Company for the financial year ended on December 31, 2019. 2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2019. 3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2019. 4. Allocation of results for the financial year ended December 31, 2019. 5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2019. 6. Approval of the cash and share based compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2020. 7. Appointment of PricewaterhouseCoopers, société cooperative as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2020. 8. Appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2020. 9. Re-appointment of Mr. Martín Gonzalo Umaran as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2023. 10. Re-appointment of Mr. Guibert Andrés Englebienne as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2023. 11. Re-appointment of Mrs. Linda Rottenberg as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2023. 1. The approval of the increase in the authorized capital of the Company and subsequent amendment to the articles of association. 2. The approval of the amendment to article 10.2 of the articles of association of the Company and subsequent amendment to the articles of association. 3. The approval of the amendment to article 10.8 of the articles of association of the Company and subsequent amendment to the articles of association. If amendments or new resolutions are presented at the General Meetings, I irrevocably give the Chairman of the General Meetings the power to vote in my name and as he or she deems fit unless I mark the box below: I abstain: THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE) RECOMMENDS A VOTE “FOR” RESOLUTIONS 2-11 OF THE ANNUAL GENERAL MEETING AND RESOLUTIONS 1-3 OF THE EXTRAORDINARY GENERAL MEETING. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the ------------------ e n v e l o p e p r o v i d e d . ---------------- 040320 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. FOR AGAINST ABSTAIN Resolutions of the Annual General Meeting: Resolutions for the Extraordinary General Meeting: MARK “X” HERE IF YOU PLAN TO ATTEND THE GENERAL MEETINGS. E-MAIL - Completed proxy cards may be sent via email as a PDF attachment to American Stock Transfer & Trust Company at the following email addresses: proxy@astfinancial.com and admin1@astfinancial.com Please be sure to send your completed proxy card via PDF to both of the email addresses provided and to use the subject line: “Globant Proxy Card”. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the General Meetings. (Option available only until 24 o’clock Luxembourg Time on March 20, 2020) NO VOTE REQUIRED 0

14475 GLOBANT S.A. 37A, avenue J.F. Kennedy, L-1855 Luxembourg RCS Luxembourg: B 173727 The undersigned hereby appoints the Chairman of the General Meetings as proxy, with full power of substitution, to represent and vote as designated on the reverse side, all of the common shares of Globant S.A. held of record by the undersigned at 24 o’clock Luxembourg Time on March 9, 2020, at the Annual General Meeting and the Extraordinary General Meeting of Shareholders to be held at the Company’s registered office on April 3, 2020 and at any adjournments or postponements thereof. Should a quorum not be reached at the Extraordinary General Meeting of Shareholders, this proxy shall remain valid for a second Extraordinary General Meeting of Shareholders to be convened with the same agenda unless expressly revoked. This proxy is governed by Luxembourg law. Any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg. (Continued and to be signed on the reverse side.) 1.1